Wavelit, Inc.

March 12, 2009

Katherine Wray
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:           Wavelit, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed February 12, 2009
File No.  333-90618

Dear Ms. Wray:

Please find enclosed:

1.           The Company’s Revised Preliminary Information Statement on Schedule 14C/A-1;

2.           A redline version comparing the original filing with the enclosed amendment;

3.           A copy of your February 19, 2009, comment letter.

As requested, the Company has clarified that the shareholders will receive the distribution shares in book-entry form.

The Company has also included the requested Pro-Forma financial statements.

We hope the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

Wavelit, Inc.

Henry Liguori

encl.

ACKNOWLEDGEMENT

Wavelit, Inc., (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wavelit, Inc.

                                                                              /s/ Henry Liguori
                                                            _________________________________
                                                            By:  Henry Liguori
                               Its:  President and Director